SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

Long Form of Press Release

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
Apartado 6-1497
El Dorado, Panama City
Republic of Panama
 (Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒     Form 40-F   ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐     No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

May 6, 2005

Banco Latinoamericano de Exportaciones, S.A.
By: /s/ Pedro Toll

Name: Pedro Toll
Title: Deputy Manager

FOR IMMEDIATE RELEASE

Bladex Reports Net Income of US$40.1 million for the First Quarter 2005

First Quarter 2005 Financial Highlights

•	Net income in the first quarter of 2005 was US$40.1 million, compared to US$53.9 million in the fourth quarter of 2004, and US$29.8 million in the first quarter of 2004.
•	The trade portfolio increased US$72 million, or 3%, to US$2.2 billion since December 31, 2004 and grew US$482 million, or 28%, since March 31, 2004.
•

The Bank received US$110 million in prepayments on Argentine obligations during the first quarter of 2005, which, along with scheduled principal reductions and assets sales, resulted in the reversal of allocated credit loss provisions and impairment loss on securities in a total amount of US$33 million.

•

During the quarter, the credit portfolio in Argentina decreased by US$138 million, or 58%, to US$102 million at March 31, 2005.  Net of allowances for credit losses, the credit portfolio stood at US$46 million at March 31, 2005.

Panama City, Republic of Panama, May 5, 2005 – Banco Latinoamericano de Exportaciones, S.A. (NYSE: BLX) (“Bladex” or “the Bank”) announced today its results for the first quarter ended March 31, 2005.

The table below depicts selected key figures and ratios for the periods indicated (the Bank’s financial statements are prepared in accordance with U.S. GAAP, and all figures are stated in U.S. dollars):

Key Figures

	1Q04	4Q04	1Q05

Net Income (US$ million)	$29.8	$53.9	$40.1
EPS (*)	$0.76	$1.39	$1.03
Return on Average Equity	20.2%	33.1%	24.4%
Tier 1 Capital Ratio	37.9%	42.8%	41.6%
Net Interest Margin	1.69%	1.46%	1.66%

(*) Earnings per share calculations are based on the average number of shares outstanding during each period.

Comments from the Chief Executive Officer
Jaime Rivera, Chief Executive Officer of Bladex, stated, “During the first quarter we made steady progress on a number of fronts.

The figures make it clear that the management effort with respect to our portfolio in Argentina has paid off handsomely.  The exposure net of the allowance for credit losses is now down to 2% of assets and 8% of equity, and we have, for the first time since June 2002, placed an Argentine loan back on an interest accrual basis.

Commercially, our trade portfolio continues growing.  Year-on-year, our trade portfolio grew a full 28%, more than four times the underlying economic growth rate in the Region.  More than 70% of this growth took place in the last six months, while our new commercial team established itself.  Notably, the 3% growth during the seasonally-slow first quarter was more than double last year’s growth.

We continue increasing our number of clients and deploying activities derived from our trade finance client base.  This quarter, for instance, the payments initiative, where progress has been slower than anticipated, was revamped, and we made 18 proposals to clients compared to 9 made in the six months prior.

With the operating expense base stabilized we have concentrated our expense reduction efforts on funding costs, where every basis point saved brings savings of about US$200 thousand in interest expense per year.  From December 31, 2004 to March 31, 2005, our liability borrowings average margin over Libor decreased by 4 basis points.

On another important front, we have started a project to upgrade our technology platform.  While our current systems work well, we are aware of the advantages that a state of the art, scalable, flexible, and integrated solution would afford us in terms of improved client service, shorter response times, faster product deployment, reduced operational risk, and improved efficiency.  We expect to complete the project within a year.

Regarding capital management, a subject which our results have brought to the forefront again, Bladex seeks to balance risk and return considerations in order to withstand market volatility, maintain stable access to funding sources, provide a solid base to finance growth, promote share ownership by long-term investors and generate competitive returns to shareholders’ equity, and we will act accordingly.

In summary, we are making progress on all internal and external fronts in a manner consistent with our strategy of expanding our client base and our traditional trade intermediation activities, while deploying new services that flow naturally from this franchise.”

BUSINESS OVERVIEW

The following graph illustrates the Bank’s outstanding credit portfolio for the dates indicated.

The US$109 million increase in the trade and non-trade accruing credit portfolio was offset by the US$159 million reduction in the non-accruing credit portfolio, mostly related to the prepayment of Argentine credit obligations.  The country distribution of the Bank’s credit portfolio is shown in Exhibit VI.  Credit disbursements during the first quarter of 2005 totaled US$1.1 billion, compared to US$1.6 billion in the fourth quarter of 2004, and US$0.8 billion in the first quarter of 2004.

NET INTEREST INCOME AND MARGINS

The table below shows the Bank’s net interest income, net interest margin (defined as net interest income divided by the average balance of interest-earning assets), and net interest spread (defined as average yield earned on interest-earning assets, less the average rate paid on interest-bearing liabilities) for the periods indicated:

(In US$ million, except percentages)

	1Q04	4Q04	1Q05	4Q04A (1)	1Q05A (1)

Net Interest Income	$11.3	$9.1	$11.1	$10.0	$12.2
Net Interest Margin	1.69%	1.46%	1.66%	1.61%	1.81%
Net Interest Spread	1.11%	0.57%	0.70%	0.79%	0.91%

(1) Adjusted ratios for the 4Q04 and 1Q05 exclude the impact of a special dividend payment to preferred shareholders of US$0.9 million and US$1.0 million, respectively.

1Q05 vs. 4Q04

The increase in net interest income, the net interest margin and the net interest spread was mainly due to:

i.	Higher lending spreads over LIBOR and higher average balances of the Bank’s accruing credit portfolio;

ii.	Increased interest collections on the Bank’s non-accruing portfolio, related to Argentine loan prepayments received during the first quarter of 2005; and

iii.	The favorable impact of higher interest rates on the Bank’s available capital, which had a positive effect on net interest income and the net interest margin.

The Bank paid a special dividend to preferred shareholders (US$0.9 million in the fourth quarter of 2004, and US$1.0 million in the first quarter of 2005), which was accounted for as interest expense under U.S. GAAP.  These preferred dividends were related to the US$1.00 and US$2.00 per share special dividends paid to common shareholders on October 7, 2004, and on April 11, 2005, respectively.  The amount of the special dividend payment to preferred shareholders was determined in accordance with the terms of the preferred shares by adjusting the dividend yield on the preferred shares to a level equivalent to that of the common shares.  Preferred shares with a par value of US$6,092,790 remain outstanding as of May 4, 2005, of which 50% will be redeemed on May 16, 2005, and the balance a year later.

1Q05 vs. 1Q04

The decline in net interest income, the net interest margin and the net interest spread was mainly due to:

i.	Lower interest collections on the non-accruing credit portfolio, resulting from principal reductions in the Argentine portfolio;

ii.	The special preferred dividend accrual of US$1.0 million in the first quarter of 2005; and

iii.	Lower spreads over LIBOR on the Bank’s accruing loan portfolio.

COMMISSION INCOME

The following table shows the components of commission income for the periods indicated:

(In US$ thousands)

	1Q04	4Q04	1Q05

Letters of credit	$1,124	$747	$650
Guarantees:
Country risk coverage business	306	186	184
Other guarantees	130	109	669
Loans and other	176	177	94

Total Commission Income	$1,735	$1,219	$1,598

Commission Expenses	(50)	(18)	(11)
Commission Income, net	$1,686	$1,201	$1,587

Commission income, net, for the first quarter of 2005 increased US$386 thousand, or 32%, compared to the fourth quarter of 2004, and included restructured loan fees that were recognized once these loans were prepaid.

The 6% decline in commission income, net, during the first quarter of 2005, compared to the first quarter of 2004, was mainly due to lower pricing in the letter of credit business.

REVERSAL OF PROVISION FOR CREDIT LOSSES

(In US$ million)

	1Q04	4Q04	1Q05

Reversal of provision for loan losses	$18.3	$45.0	$19.8
Reversal of provision for off-balance sheet credit risk	3.1	4.7	3.0
Total Reversal of provision for credit losses	$21.4	$49.7	$22.8

The US$22.8 million reversal of provisions for credit losses during the first quarter of 2005 was mainly the result of:

i.	US$23.2 million in Argentine provision reversals resulting from:

	a.	Principal payments and prepayments on Argentine restructured credits (US$17.6 million),

	b.	The sale of an Argentine loan that had not been restructured (US$3.0 million), and

	c.	A net decrease in specific reserves allocated to Argentine clients, mainly as a result of a reclassification from non-accrual to accrual status of an Argentine loan (US$2.6 million).

ii.	A US$0.4 million net increase in generic reserves.

RECOVERY OF IMPAIRMENT LOSS ON SECURITIES

During the first quarter of 2005, the Bank recovered US$10.1 million in impairment loss on securities, mainly as a result of:

i.	Payments and pre-payments of obligations from two Argentine clients, which resulted in a recovery of US$10.7 million; and

ii.	The charge-off of an Argentine investment security for US$0.9 million (book value), which resulted in a US$0.6 million impairment loss charge.

OPERATING EXPENSES

The following table shows a breakdown of the components of operating expenses for the periods indicated:

(In US$ thousands)

	1Q04	4Q04	1Q05

Salaries and other employee expenses	$2,377	$3,083	$3,096
Depreciation of premises and equipment	359	272	244
Professional services	507	779	639
Maintenance and repairs	256	302	282
Other operating expenses	1,190	1,709	1,373
Total Operating Expenses	$4,689	$6,145	$5,633

1Q05 vs. 4Q04

Operating expenses decreased US$0.5 million, or 8%, in the first quarter of 2005 compared to the fourth quarter of 2004, mainly due to a US$0.3 million, or 20%, decrease in other operating expenses related to the conclusion of the Bank’s branding and new image initiative.

1Q05 vs. 1Q04

Operating expenses increased US$0.9 million, or 20%, compared to the first quarter of 2004 due to increased salaries and other employee expenses primarily associated with the incorporation of the new commercial team, consulting fees related to new product development, as well as outlays related to marketing.

CREDIT PORTFOLIO

The geographic composition of the Bank’s credit portfolio (excluding the non-accruing portfolio) by client type and transaction type for the dates indicated, was as follows:

	Brazil	Mexico	Caribbean and Central America	Other South America	Other	Total 31-MAR-05	Total 31-DEC-04	Total 31-MAR-04

Client type
Financial Entities	83%	62%	87%	73%	100%	78%	78%	70%
Non-Financial
Entities	17%	38%	13%	27%	0%	22%	22%	30%

Transaction type
Trade	91%	53%	87%	73%	100%	80%	81%	77%
Non-Trade	9%	47%	13%	27%	0%	20%	19%	23%

As of March 31, 2005, 79% of the Bank’s outstanding credit portfolio (excluding the non-accruing portions), was scheduled to mature within the next year, compared to 77% as of December 31, 2004 and 88% as of March 31, 2004.  The distribution of the Bank’s credit portfolio at March 31, 2005 was as follows:

Brazilian Exposure

The following table sets forth information regarding the Bank’s Brazilian exposure for the periods indicated:

(In US$ million)

	March 31, 2005				Dec. 31, 2004	Mar. 31, 2004

	Loans	Investment Securities	Contingencies	Total	Total	Total

Nominal Value	$1,108.1	$36.0	$134.4	$1,278.6	$1,179.9	$1,072.6
Fair value adjustments	n.a.	(0.3)	n.a.	(0.3)	0.4	1.0
Credit Portfolio	$1,108.1	$35.7	$134.4	$1,278.2	$1,180.3	$1,073.7
Allowance for credit losses	(36.4)	n.a.	(5.5)	(41.9)	(293)	(33.4)

Net Exposure	$1,071.7	$35.7	$129.0	$1,236.3	$1,151.0	$1,040.3

At March 31, 2005, the Bank’s non-accruing credit portfolio in Brazil amounted to US$42 million, compared to US$49 million at December 31, 2004, and US$47 million at March 31, 2004.  Of the total US$42 million, US$36 million related to a restructured loan to a Brazilian company, which is current in interest and principal, and a US$6 million loan to a financial institution, of which US$2.7 million in principal is past due.  The reduction in the non-accruing credit portfolio in Brazil was primarily due to scheduled principal payments and prepayments in a total amount of US$7 million.

As of March 31, 2005, the allowance for credit losses allocated to Brazil totaled US$42 million, including a US$18 million specific allowance assigned to the non-accruing loans.

Argentine Exposure

The graph below sets forth information regarding the Bank’s Argentine exposure for the periods indicated:

The increase in reserve coverage related to the Bank’s Argentine portfolio from 36% to 55% from December 31, 2004 to March 31, 2005, respectively, was due to the prepayment of loans, with a lower reserve coverage than the higher-risk loans that remain outstanding.

At March 31, 2005, the Bank’s US$46 million exposure in Argentina, net of the allowance for credit losses, represented 8% of the Bank’s total stockholders’ equity, compared to 24% at December 31, 2004, and 36% at March 31, 2004.

The Bank’s net exposure in Argentina and the components thereof at the dates indicated are presented in the following table:

(In US$ million)

	March 31, 2005				Dec. 31, 2004	Mar. 31, 2004

	Loans	Investment Securities	Acceptances and Contingencies	Total	Total	Total

Nominal Value (“gross portfolio”)	$76.3	$0.0	$25.3	$101.5	$244.4	$402.9
Impairment loss on securities	n.a.	0.0	n.a.	0.0	(4.4)	(4.2)
Credit Portfolio	76.3	0.0	25.3	101.5	240.0	398.7
Specific allowance for credit losses	(36.6)	n.a.	(19.1)	(55.7)	(83.9)	(176.5)

Net Exposure	$39.7	$0.0	$6.1	$45.8	$156.1	$222.2

The US$138.5 million reduction in the Argentine credit portfolio during the first quarter of 2005 was mainly due to:

i.	Principal loan and guarantee prepayments in the amount of US$109.9 million;

ii.	Scheduled repayments of restructured loans of US$14.9 million;

iii.	Sale of a US$10.8 million loan, that had not been restructured and was not paying interest;

iv.	Changes resulting from foreign currency (Euro) exchange rates of US$2.0 million; and

v.	Charge-off of an Argentine investment security for US$0.9 million (book value).

The Bank’s credit portfolio in the country is denominated in: U.S. dollars (75%), and Euros (25%).

The distribution of the Argentine credit portfolio by industry type at the dates indicated was as follows:

(In US$ million, except percentages)

Industry	Credit Portfolio as of March 31, 2005%

Non-Financial Entities
Food production	$13	13%
Utilities	7	7%

Total Non-Financial Entities	$21	20%

Financial Entities
Controlled subsidiaries of major US and European Banks	$21	21%
State-owned banks	60	59%

Total Financial Entities	$81	80%

Total	$102	100%

Interest payments on non-accruing Argentine credits are recorded on a cash basis.  The Bank collected interest from Argentine borrowers in the amount of US$4 million during the first quarter of 2005, compared to US$3 million during the fourth quarter of 2004, and US$5 million during the first quarter of 2004.  During the first quarter of 2005, 99% of the payments due and payable were received within the quarter, compared to 96% during the fourth quarter of 2004, and 98% during the first quarter of 2004.  Although significant amounts of interest have been received on a consistent basis from most of the Bank’s borrowers in Argentina, the Bank allocates loan loss allowances to this portfolio based on estimated future cash flow projections and other factors.

During the quarter, the Bank placed its US$13 million exposure to an Argentine corporate client back on an accrual basis.

The composition and maturity profile of the Bank’s remaining Argentine credit portfolio as of March 31, 2005 was as follows:

(In US$ million, except percentages)

	Outstanding as of		Repayment Schedule
Argentine Credit Portfolio Status	Mar. 31, 2005%		2005	2006	2007	2008-2009	Past Due

Accruing Status
Performing	$13	13%	$2	$2	$3	$6	$0

Non-Accruing Status
Performing under original terms	25	25%	11	12	2	0	0
Restructured and performing under renegotiated terms	63	62%	17	22	18	7	0
Total Non-Accruing	88	87%	27	34	21	7	0

Total	$102	100%	$29	$36	$23	$13	$0

The “Restructured and performing under renegotiated terms” portfolio has an average term to maturity of approximately 18 months.

ASSET QUALITY

The following table sets forth changes in the Bank’s allowance for credit losses for each of the quarters ended on the dates indicated:

(In US$ million)

	31-MAR-04	30-JUN-04	30-SEP-04	31-DEC-04	31-MAR-05

Allowance for credit losses
At beginning of period	$258.3	$236.9	$220.8	$200.0	$139.5
Provisions (reversals) charged to expense	(21.4)	(17.4)	(23.7)	(49.7)	(22.8)
Credit recoveries (1)	0.0	1.3	4.6	0.5	0.1
Credits written-off against the allowance	0.0	0.0	(1.6)	(11.4)	(5.1)

Balance at end of period	$236.9	$220.8	$200.0	$139.5	$111.7

(1) In 2004 and 1Q05, consisted solely of Argentine loan recoveries.

As of March 31, 2005, the allowance for credit losses and the Bank’s loan and contingencies portfolio on a per country basis were as follows:

(In US$ million)

	December 31, 2004		March 31, 2005		Change (Mar. 31, 2005 vs. Dec. 31, 2004)

	Loans and Contingencies (Nominal Value)	Allowance for credit losses	Loans and Contingencies (Nominal Value)	Allowance for credit losses	Loans and Contingencies (Nominal Value)	Allowance for credit losses

Argentina	$239	$84	$102	$56	$(138)	$(28)
Brazil	1,169	29	1,243	42	74	13
Other Countries	1,342	26	1,374	14	32	(12)

Total	$2,750	$139	$2,718	$112	$(31)	$(28)

As of March 31, 2005, the Bank had past due loans in Brazil of US$2.7 million.  The remainder of the Bank’s credit portfolio in the country was current in interest and principal payments.

LIQUIDITY

The following table shows the net cash position of the Bank as a percentage of its overall balance sheet and as a percentage of total deposits at the following dates:

	31-MAR-04	31-DEC-04	31-MAR-05

Net cash position (1) / total assets	7.6%	5.5%	8.7%
Net cash position (1) / deposits	25.6%	17.4%	29.5%

(1) The Bank’s net cash position consists of: cash due from banks, plus interest- bearing deposits with banks, less pledged certificates of deposit.

PERFORMANCE AND CAPITAL RATIOS

The following table sets forth the return on average stockholders’ equity and the return on average assets for the periods indicated:

	1Q04	4Q04	1Q05

ROE (return on average stockholders’ equity)	20.2%	33.1%	24.4%
ROA (return on average assets)	4.7%	8.8%	6.0%

The decline in ROE and ROA in the first quarter of 2005 compared to the fourth quarter of 2004 was mainly due to lower reversals of provisions for credit losses related to the prepayment of the Argentine credit portfolio.

Although the Bank is not subject to the capital adequacy requirements of the Federal Reserve Board, if the Federal Reserve Board risk-based capital adequacy requirements were applied, the Bank’s Tier 1 and Total Capital Ratios at the dates indicated would be as follows:

	31MAR04	31DEC04	31MAR05

Tier 1 Capital Ratio	37.9%	42.8%	41.6%
Total Capital Ratio	39.2	44.1%	42.8%

At March 31, 2005, the total number of common shares outstanding was 38.9 million, unchanged from December 31, 2004, and compared to 39.4 million at March 31, 2004.

RECENT EVENTS

•

Special and Quarterly Common Dividends - On April 11, 2005, the Bank paid a special dividend in the amount of US$2.00 per common share, along with the regular quarterly dividend of US$0.15 per share to the holders of record as of March 25, 2005.

•

Annual Shareholders’ Meeting – Bladex’s Annual Shareholders’ Meeting took place on April 19, 2005, in Panama.  At this meeting, Mr. Santiago Perdomo and Mr. Guillermo Güémez were re-elected as Directors representing the Bank’s Class A shareholders.  Mr. Mario Covo was re-elected as a Director representing the Class E shareholders.  Furthermore, the Board of Directors re-appointed Mr. Gonzalo Menéndez Duque as the Chairman of the Board.

Note: Various numbers and percentages set out in this press release have been rounded and, accordingly, may not total exactly.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments.  The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995.  The forward-looking statements in this press release refer to the growth of the trade portfolio, the increase in the number of the Bank’s clients, the increase in activities engaged in by the Bank that are derived from the Bank’s trade finance client base, the improvement in the financial strength of the Bank and the progress the Bank is making on all fronts.  These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations.  Among the factors that can cause actual performance and results to differ materially are as follows:  a decline in the willingness of international lenders and depositors to provide funding to the Bank, causing a contraction of the Bank’s credit portfolio, adverse economic or political developments in the Region, particularly in Brazil or Argentina, which could increase the level of impaired loans in the Bank’s loan portfolio and, if sufficiently severe, result in the Bank’s allowance for credit losses being insufficient to cover losses in the portfolio, unanticipated developments with respect to international banking transactions (including, among other things, interest rate spreads and competitive conditions), a change in the Bank’s credit ratings, events in Brazil or Argentina or other countries in the Region unfolding in a  manner that is detrimental to the Bank, or which might result in adequate liquidity being unavailable to the Bank, the Bank’s operations being less profitable than anticipated, or higher than anticipated equity capital requirements.

About Bladex

Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to promote trade finance in the Region.  Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors.  Through March 31, 2005, Bladex had disbursed accumulated credits of over US$130 billion.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on May 6, 2005 at 11:00 a.m. New York City time.  For those interested in participating, please dial (800)-262-1292 in the United States or, if outside the United States, 719-457-2680.  Participants should give the conference ID# 6842340 to the telephone operator five minutes before the call is set to begin.  There will also be a live audio webcast of the event at www.blx.com.

Bladex’s conference call will become available for review on Conference Replay one hour after the conclusion of the conference, and will remain available through May 13, 2005.  Please dial (888) 203-1112 or (719) 457-0820 and follow the instructions.  The Conference ID# for the replayed call is 6842340.

For more information, please access our website on the Internet at www.blx.com or contact:

Carlos Yap S.
Senior Vice President, Finance
 Bladex
Calle 50 y Aquilino de la Guardia
P.O. Box 6-1497 El Dorado
Panama City, Panama
Tel: (507) 210-8581
Fax: (507) 269-6333
e-mail address: cyap@blx.com

Investor Relations Firm
i-advize Corporate Communications, Inc.
Melanie Carpenter / Peter Majeski
82 Wall Street, Suite 805
New York, NY 10005
Tel: (212) 406-3690
e-mail address:  bladex@i-advize.com

EXHIBIT I

CONSOLIDATED BALANCE SHEETS

	AT THE END OF,

	(A) Mar. 31, 2004	(B) Dec. 31, 2004	(C) Mar. 31, 2005	(C) - (B) CHANGE	%	(C) - (A) CHANGE	%

	(In US$ thousands, except percentages)
ASSETS
Cash and due from banks	$2,565	$687	$726	$39	6%	$(1,839)	(72)%
Interest-bearing deposits with banks (1)	183,800	154,099	246,150	92,051	60	62,350	34
Securities purchased under agreements to resell	132,022	0	0	0	0	(132,022)	(100)
Securities available for sale	48,858	164,872	147,026	(17,846)	(11)	98,168	201
Securities held to maturity	29,087	27,984	27,623	(361)	(1)	(1,464)	(5)
Loans	2,181,538	2,441,686	2,311,880	(129,806)	(5)	130,342	6
Less:
Allowance for loan losses	(206,010)	(106,352)	(81,568)	24,784	(23)	124,441	(60)
Unearned income	(2,711)	(3,845)	(2,566)	1,279	(33)	145	(5)

Loans, net	1,972,817	2,331,488	2,227,746	(103,743)	(4)	254,929	13

Customers’ liabilities under acceptances	40,516	32,530	59,093	26,563	82	18,577	46
Premises and equipment	3,886	3,508	3,460	(48)	(1)	(426)	(11)
Accrued interest receivable	10,585	15,448	20,089	4,641	30	9,503	90
Derivatives financial instruments - assets	2,366	0	0	0	0	(2,366)	(100)
Other assets	5,495	5,491	44,584	39,093	712	39,089	711

TOTAL ASSETS	$2,431,997	$2,736,107	$2,776,496	$40,389	1%	$344,499	14%

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Noninterest-bearing - Demand	$21,101	$22,619	$13,818	$(8,801)	(39)%	$(7,283)	(35)%
Interest-bearing - Time	698,011	841,540	809,606	(31,935)	(4)	111,595	16

Total Deposits	719,112	864,160	823,424	(40,736)	(5)	104,312	15

Short-term borrowings	575,627	704,718	750,666	45,948	7	175,039	30
Medium and long-term borrowings and placements	416,305	403,621	389,287	(14,334)	(4)	(27,018)	(6)
Acceptances outstanding	40,516	32,530	59,093	26,563	82	18,577	46
Accrued interest payable	5,778	6,477	12,574	6,097	94	6,796	118
Derivatives financial instruments - liabilities	8,271	0	0	0	0	(8,271)	(100)
Reserve for losses on off-balance sheet credit risk	30,922	33,101	30,125	(2,977)	(9)	(797)	(3)
Redeemable preferred stock	11,039	7,860	8,829	969	12	(2,209)	(20)
Other liabilities	13,147	27,509	95,137	67,627	246	81,990	624

TOTAL LIABILITIES	$1,820,717	$2,079,977	$2,169,135	$89,157	4%	$348,418	19%

STOCKHOLDERS’ EQUITY
Common stock, no par value	279,978	279,978	279,978
Capital surplus	133,817	133,785	134,022
Capital reserves	95,210	95,210	95,210
Retained earnings	176,912	233,701	190,178
Treasury stock	(85,570)	(92,627)	(92,846)
Accumulated other comprehensive income	10,934	6,082	819

TOTAL STOCKHOLDERS’ EQUITY	$611,280	$656,130	$607,362	$(48,769)	(7)%	$(3,919)	(1)%

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,431,997	$2,736,107	$2,776,496	$40,389	1%	$344,499	14%

(1)	Interest-bearing deposits with banks includes pledged certificates of deposit in the amount of US$2.2 million at March 31, 2004, and US$4.2 million at December 31, 2004, and March 31, 2005.

EXHIBIT II

CONSOLIDATED STATEMENTS OF INCOME

	FOR THE THREE MONTHS ENDED

	(A) Mar. 31, 2004	(B) Dec. 31, 2004	(C) Mar. 31, 2005	(C) - (B) CHANGE	%	(C) - (A) CHANGE	%

	(In US$ thousands, except percentages and per share amounts)
INCOME STATEMENT DATA:
Interest income	$19,508	$20,422	$26,676	$6,254	31%	$7,167	37%
Interest expense	(8,186)	(11,358)	(15,528)	(4,170)	37	(7,342)	90

NET INTEREST INCOME	11,322	9,064	11,148	2,084	23	(175)	(2)
Reversal of provision for loan losses	18,338	45,010	19,819	(25,192)	(56)	1,481	8

NET INTEREST INCOME AFTER REVERSAL OF
PROVISION FOR LOAN LOSSES	29,660	54,074	30,966	(23,108)	(43)	1,306	4

OTHER INCOME (EXPENSE):
Commission income, net	1,686	1,201	1,587	386	32	(99)	(6)
Reversal of provision for losses on off-balance sheet credit risk	3,051	4,715	2,977	(1,738)	(37)	(74)	(2)
Recovery of impairment loss on securities	0	0	10,069	10,069	n.a.	10,069	n.a. (*)
Gain on the sale of securities available for sale	0	0	152	152	n.a.	152	n.a. (*)
Other income (expense)	121	67	0	(67)	(99)	(121)	(100)

NET OTHER INCOME (EXPENSE)	4,858	5,984	14,786	8,802	147	9,928	204

OPERATING EXPENSES:
Salaries and other employee expenses	(2,377)	(3,083)	(3,096)	(13)	0	(719)	30
Depreciation of premises and equipment	(359)	(272)	(244)	28	(10)	115	(32)
Professional services	(507)	(779)	(639)	140	(18)	(132)	26
Maintenance and repairs	(256)	(302)	(282)	20	(7)	(26)	10
Other operating expenses	(1,190)	(1,709)	(1,373)	337	(20)	(182)	15

TOTAL OPERATING EXPENSES	(4,689)	(6,145)	(5,633)	511	(8)	(944)	20

NET INCOME	$29,830	$53,913	$40,119	$(13,795)	(26)	$10,289	34

NET INCOME AVAILABLE FOR COMMON STOCKHOLDERS	$29,830	$53,913	$40,119	$(13,795)	(26)	$10,289	34

PER COMMON SHARE DATA:
Net income per share	0.76	1.39	1.03
Diluted earnings per share	0.76	1.38	1.02

COMMON SHARES OUTSTANDING:
Period average	39,353	38,916	38,895

PERFORMANCE RATIOS:
Return on average assets	4.71%	8.83%	6.05%
Return on average stockholders’ equity	20.20%	33.15%	24.43%
Net interest margin	1.69%	1.46%	1.66%
Net interest spread	1.11%	0.57%	0.70%
Total operating expenses to total average assets	0.74%	1.01%	0.85%

(*)	“n.a.” means not applicable.

EXHIBIT III

SUMMARY CONSOLIDATED FINANCIAL DATA
(Consolidated Statement of Income, Balance Sheets and Selected Financial Ratios)

	FOR THE THREE MONTHS ENDED MARCH 31,
	2004	2005

(In US$ thousands, except per share amounts & ratios)

INCOME STATEMENT DATA:
Net interest income	$11,322	$11,148
Reversal of provision for loan losses and off-balance sheet credit risk	21,389	22,795
Commission income, net	1,686	1,587
Recovery of impairment loss on securities	0	10,069
Gain on the sale of securities available for sale	0	152
Other income (expense)	121	0
Operating expenses	(4,689)	(5,633)

NET INCOME

$29,830

		$40,119

NET INCOME AVAILABLE FOR COMMON STOCKHOLDERS	$29,830	$40,119
BALANCE SHEET DATA:
Securities purchased under agreements to resell	132,022	0
Investment securities	77,945	174,649
Loans, net	1,972,817	2,227,746
Total assets	2,431,997	2,776,496
Deposits	719,112	823,424
Short-term borrowings	575,627	750,666
Medium and long-term borrowings and placements	416,305	389,287
Total liabilities	1,820,717	2,169,135
Stockholders’ equity	611,280	607,362

PER COMMON SHARE DATA:
Net income per share	0.76	1.03
Diluted earnings per share	0.76	1.02
Book value (period average)	15.09	17.12
Book value (period end)	15.53	15.62

COMMON SHARES OUTSTANDING:
Period average	39,353	38,895
Period end	39,353	38,887

SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets	4.71%	6.05%
Return on average stockholders’ equity	20.20%	24.43%
Net interest margin	1.69%	1.66%
Net interest spread	1.11%	0.70%
Total operating expenses to total average assets	0.74%	0.85%

ASSET QUALITY RATIOS:
Non-accruing loans and investments to total loan and investment portfolio	17.35%	4.23%
Net charge offs to total loan portfolio	0.00%	0.22%
Allowance for loan losses to total loans	9.46%	3.53%
Allowance for loan losses to non-accruing loans	50.37%	77.67%
Allowance for losses on off-balance sheet credit risk to total
contingencies	9.73%	7.41%

CAPITAL RATIOS:
Stockholders’ equity to total assets	25.13%	21.88%
Tier 1 capital to risk-weighted assets	37.91%	41.58%
Total capital to risk-weighted assets	39.16%	42.83%

EXHIBIT IV

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED,

	March 31, 2004			December 31, 2004			March 31, 2005

	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE

	(In US$ thousands, except percentages)
INTEREST EARNING ASSETS
Interest-bearing deposits with banks	$268,117	$637	$0.94%	$165,364	$800	1.89%	$142,246	$871	2.45%
Securities purchased under agreements to resell	132,022	617	1.85	3,890	24	2.45	0	0	n.a. (*)
Loans, net of discount	1,797,936	11,326	2.49	1,894,880	13,824	2.85	2,161,692	18,174	3.36
Impaired loans	425,624	5,499	5.11	265,552	3,900	5.75	211,119	4,923	9.33
Investment securities	77,513	1,429	7.30	140,458	1,873	5.22	204,989	2,707	5.28

TOTAL INTEREST EARNING ASSETS	$2,701,212	$19,508	$2.86%	$2,470,144	$20,422	3.24%	$2,720,046	26,676	3.92%

Non interest earning assets	$57,149			$67,077			$61,711
Allowance for loan losses	(217,696)			(115,539)			(98,256)
Other assets	8,453			6,034			6,262

TOTAL ASSETS	$2,549,117			$2,427,717			$2,689,762

INTEREST BEARING LIABILITITES
Deposits	$709,712	$2,093	1.17%	$851,046	$4,469	2.05%	$817,802	$5,275	2.58%
Short-term borrowings	652,615	2,406	1.46	485,311	2,918	2.35	698,828	5,044	2.89
Medium and long-term borrowings and placements	487,696	3,687	2.99	332,447	3,971	4.67	409,342	5,209	5.09

TOTAL INTEREST BEARING LIABILITIES	$1,850,023	$8,186	1.75%	$1,668,804	$11,358	2.66%	$1,925,972	$15,528	3.22%

Non interest bearing liabilities and other liabilities	$105,177			$111,821			$97,826
TOTAL LIABILITIES	1,955,200			1,780,625			2,023,797
STOCKHOLDERS’ EQUITY	593,917			647,092			665,965

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,549,117			$2,427,717			$2,689,762

NET INTEREST SPREAD			1.11%			0.57%			0.70%

NET INTEREST INCOME AND NET
INTEREST MARGIN		$11,322	$1.69%		$9,064	1.46%		$11,148	1.66%

(*) “n.a.” means not applicable.

EXHIBIT V

CONSOLIDATED STATEMENT OF INCOME
(In US$ thousands, except percentages & ratios)

							FOR THE THREE MONTHS ENDED MAR 31/05
	FOR THE YEAR ENDED DEC 31/03	FOR THE THREE MONTHS ENDED				FOR THE YEAR ENDED DEC 31/04

		MAR 31/04	JUN 30/04	SEP 30/04	DEC 31/04

INCOME STATEMENT DATA:
Interest income	$98,395	$19,508	$17,687	$18,535	$20,422	$76,152	$26,676
Interest expense	(44,408)	(8,186)	(6,632)	(7,950)	(11,358)	(34,127)	(15,528)

NET INTEREST INCOME	53,987	11,322	11,054	10,585	9,064	42,025	11,148

Reversal of provision for loan losses	69,508	18,338	20,638	27,413	45,010	111,400	19,819

NET INTEREST INCOME AFTER REVERSAL OF PROVISION FOR LOAN LOSSES	123,495	29,660	31,692	37,998	54,074	153,425	30,966

OTHER INCOME (EXPENSE):
Commission income, net	7,446	1,686	1,471	1,569	1,201	5,928	1,587
Reversal (provision) for losses on off-balance sheet credit risk	(10,603)	3,051	(3,212)	(3,683)	4,715	871	2,977
Derivatives and hedging activities	(7,988)	113	(89)	24	0	48	0
Impairment (loss) on securities - Recovery	(953)	0	0	0	0	0	10,069
Gain on the sale of securities available for sale	22,211	0	332	2,589	0	2,922	152
Gain on early extinguishment of debt	789	6	0	0	0	6	0
Gain (loss) on foreign currency exchange	(382)	(1)	(205)	5	7	(194)	(0)
Other income (expense)	42	2	1	14	60	77	1

NET OTHER INCOME (EXPENSE)	10,562	4,858	(1,702)	518	5,984	9,658	14,786
TOTAL OPERATING EXPENSES	(22,561)	(4,689)	(5,727)	(4,792)	(6,145)	(21,352)	(5,633)

NET INCOME	$111,496	$29,830	$24,263	$33,724	$53,913	$141,730	$40,119

NET INCOME AVAILABLE FOR COMMON STOCKHOLDERS	$111,130	$29,830	$24,263	$33,724	$53,913	$141,730	$40,119

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Net income per share	$3.88	$0.76	$0.62	$0.86	$1.39	$3.61	$1.03
PERFORMANCE RATIOS
Return on average assets	4.24%	4.71%	3.97%	5.82%	8.83%	5.82%	6.05%
Return on average stockholder’s equity	23.91%	20.20%	15.81%	21.18%	33.15%	22.75%	24.43%
Net interest margin	1.87%	1.69%	1.72%	1.74%	1.46%	1.65%	1.66%
Net interest spread	1.23%	1.11%	1.19%	1.02%	0.57%	0.98%	0.70%
Total operating expenses to average assets	0.86%	0.74%	0.94%	0.83%	1.01%	0.88%	0.85%

EXHIBIT VI

CREDIT PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ millions)

COUNTRY	(A) 31MAR04	(B) 31DEC04	(C) 31MAR05		(C) - (A)	(C) - (B)

ARGENTINA	$399	$240	$102		($297)	($138)
BRAZIL	1,074	1,180	1,278		205	98
CHILE	137	363	340		203	(22)
COLOMBIA	81	172	209		128	37
COSTA RICA	51	38	40		(12)	2
DOMINICAN REPUBLIC	25	27	81		55	53
ECUADOR	77	101	82		4	(19)
EL SALVADOR	34	71	66		32	(6)
GUATEMALA	36	40	40		4	(0)
HONDURAS	1	11	6		5	(5)
JAMAICA	22	26	22		0	(4)
MEXICO	333	380	360		28	(20)
NICARAGUA	11	5	2		(10)	(3)
PANAMA	51	99	80		29	(19)
PERU	105	85	117		12	32
TRINIDAD & TOBAGO	86	92	58		(28)	(34)
VENEZUELA	48	5	4		(44)	(1)
OTHER	139	8	8	(1)	(131)	0

TOTAL CREDIT PORTFOLIO (2)	$2,710	$2,944	2,894		$185	($50)

UNEARNED INCOME (3)	($3)	($4)	($3)		$0	$1

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INCOME	$2,707	$2,940	$2,892		$185	($48)

(1)	Includes guarantees issued in the amount of US$8 million to a multilateral bank in Honduras.
(2)

Includes book value of loans, fair value of investment securities, securities purchased under agreements to resell, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, reimbursement undertakings and guarantees covering commercial and country risks and credit commitments).

(3)	Represents unearned income in respect of loans.